Exhibit 99.1

Asia Pacific Wire & Cable Corporation Ltd. Announces Commencement of

Rights Offering

Taipei, Taiwan, January 14, 2022 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (Nasdaq: APWC) (the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the commencement of its previously-announced rights offering.

In the rights offering, the Company will distribute, at no charge to its shareholders, non-transferable subscription rights to purchase additional common shares of the Company. The subscription rights will be issued to holders of common shares as of 5:00 p.m., Eastern Standard Time, on January 7, 2022, the record date for the rights offering, at a ratio of one subscription right per common share. The subscription period for the rights offering commenced on January 14, 2022, and terminates (unless extended) at 5:00 p.m. Eastern Standard Time on January 31, 2022, which we refer to as the expiration date of the rights offering. Each subscription right will entitle the holder to invest $0.60 towards the purchase of additional common shares of the Company at a price per share equal to the subscription price. The subscription price will be equal to 90% of the lower of (1) the volume weighted average price per common share on the Nasdaq Capital Market over the five consecutive trading days through and including the expiration date of the rights offering and (2) the closing price per common share on the Nasdaq Capital Market on the expiration date of the rights offering. This pricing formula is intended to ensure that the subscription price is at least a 10% discount to the closing price per common share on the expiration date of the rights offering. The Company will disclose the final terms of the rights offering promptly following the expiration date.

The rights offering will include an over-subscription privilege, which will permit each rights holder that exercises its subscription rights in full the option to purchase additional common shares that remain unsubscribed at the expiration of the rights offering. The over-subscription privilege is subject to the availability and allocation of shares among holders exercising their over-subscription privilege.

The Company’s controlling shareholder, Pacific Electric Wire & Cable Co., Ltd. has informed the Company that it intends to participate in the rights offering by means of a cash investment of at least approximately $6.3 million. However, there is no guarantee or commitment that Pacific Electric Wire & Cable Co., Ltd. will ultimately decide to exercise any of its subscription rights.

The purpose of the rights offering is to raise equity capital in a cost-effective manner that gives all of the Company’s shareholders the opportunity to participate on a pro rata basis. If the rights offering is fully subscribed, the Company expects to receive gross proceeds of approximately $8.3 million before expenses. The net proceeds of the rights offering will be used for general working capital and corporate purposes.

Other Important Information

The description above includes only a summary of certain key terms of the rights offering. The terms and conditions of the rights offering are contained in a registration statement on Form F-1, including the prospectus, regarding the rights offering filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) that became effective on December 28, 2021.

A copy of the prospectus relating to the rights offering along with additional materials related to the rights offering will be mailed to the Company’s stockholders as of the record date on or about January 14, 2022. Stockholders may also obtain a copy of the prospectus free of charge on the SEC website at www.sec.gov or by contacting the information agent for the rights offering, Skyline Corporate Communications Group, LLC, at 1-888-316-7398 or apwc@skylineccg.com.

Certain information, such as the number of securities issuable upon exercise of a subscription right and the subscription price, will not be determined until the expiration of the rights offering and will be announced in a subsequent press release by the Company. The Company reserves the right to cancel or terminate the planned rights offering at any time. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates the Company’s business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution (in descending order of sales) of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include government organizations, electric contracting firms, electrical dealers, and wire and cable factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com